Exhibit 99.5

MAG SILVER CORP.
(fomputershare +
Please return completed form to:
Computershare 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1
Interim Financial Statements
Mark this box if you would like to receive Interim Financial Statements by mail.
Annual Financial Statements
Mark this box if you would like to receive the Annual Financial Statements by mail.
Financial Statements Request Form
Under securities regulations, a reporting issuer must send annually a form to holders to request the Interim Financial Statements and MD&A and/or the Annual Financial Statements and MD&A. If you would like to receive the report(s) by mail, please make your selection and return to the address noted above. Alternatively, you may choose to (i) receive the reports by email by registering online at www.computershare.com/mailing list, or (ii) access the report(s) online at www.sedar.com or www.magsilver.com
Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare's Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy.
Please place my name on your financial statements mailing list.
Name
Cli
# J? ^ -It
Apt.           Street Number                                Street Name

City                                                      Prov. / State                      Postal Code / Zip Code
MGSQ
5 1 E T N N
51ETNN01
MGSQ.BEN_IA.E.16195.PULLS/000001/000001/i